AT&T Corp.
                Computation of Ratio of Earnings to Fixed Charges
                              (Dollars in Millions)
                                   (Unaudited)


                                         For the years ended December 31,
                                       1999    1998    1997    1996    1995

Income from continuing
  operations before
  income taxes                       $6,685  $8,307  $6,972  $8,697  $4,925

Less interest capitalized
  during the period                     143     197     254     193     107

Add equity investment losses,
  net of distributions of
  less than 50% owned
  affiliates                            966     288     144     155     205

Add fixed charges                     2,387     872     846     855     730

Total earnings from
  continuing operations
  before income taxes
  and fixed charges                  $9,895  $9,270  $7,708  $9,514  $5,753



Fixed Charges:

Total interest expense
  including capitalized
  interest                           $1,794  $  624  $  562  $  610  $  508

Interest portion of
  rental expense                        276     248     284     245     222

Dividend requirements on
  subsidiary preferred stock
  and interest on trust
  preferred securities                  317       -       -       -       -

  Total fixed charges                $2,387  $  872   $ 846  $  855  $  730

Ratio of earnings
  to fixed charges                      4.1    10.6     9.1    11.1     7.9